FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated November 25, 2009 ("Tax Fine on Distributor Discounts")
99.2	Press Release dated November 25, 2009 ("Turkcell Announcement on Turktell Uluslararasi Yatirim Holding A.S.")

EXHIBIT 99.1

TAX FINE ON DISTRIBUTOR DISCOUNTS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

Special Subjects:

According to the 2004 Tax Investigation Report, which Turkcell received on November 23, 2009, our Company has been levied a tax imposition of TRY35.9 million in principal and TRY53.8 million tax loss totalling toTRY89.7 million, on the basis that Turkcell applied a discount on prepaid card sales to distributors and calculated the Special Communication Tax (“SCT”) netting off such discount.

As has been the case with the impositions in 2002 and 2003, Turkcell will seek all its legal rights and object to this assesment made in 2004.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Savas Ata Yavuz
Head of Investor & Int. Media Relations	Head of Accounting

25.11.2009, 09:30	25.11.2009, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

EXHIBIT 99.2

TURKCELL ANNOUNCEMENT ON TURKTELL ULUSLARARASI YATIRIM HOLDING A.S.

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

Special Subjects:

At the Annual General Meeting of Turktell Uluslararasi Yatirim Holding A.S.(“Turktell”), 100% subsidiary of Turkcell Iletisim Hizmetleri A.S (“Turkcell”), convened on November 20, 2009, it has been decided to increase the capital of Turktell to TRY1,205,883,855 by adding the capital advance payments made in 2009 to Turktell, as per the previous decisions taken by Turkcell’s Board of Directors. The capital advance payments amounted to TRY117,765,643 and are being added to Turktell’s current capital of TRY1,088,118,212. As the capital advance payment was made by Turkcell to cover Astelit’s capital requirements in 2009 and related to previous periods, there will not be any new cash outflow.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Savas Ata Yavuz
Head of Investor & Int. Media Relations	Head of Accounting

25.11.2009, 09:30	25.11.2009, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 25, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Head of Investor & Int. Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 25, 2009	By:	/s/ Savas Ata Yavuz
Name: Savas Ata Yavuz Title: Head of Accounting